 Filed pursuant to Rule 424(b)(3)
 File No. 333-249525

Owl Rock Core Income Corp.

Supplement No. 10 dated July 9, 2021

To

Prospectus dated December 28, 2020

This supplement contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Owl Rock Core Income Corp. dated December 28, 2020, as amended and supplemented (the “Prospectus”), and is part of, and should be read in conjunction with, the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission, and is available free of charge at www.sec.gov or by calling (212) 419-3000. Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

Before investing in shares of our common stock, you should read carefully the Prospectus and this supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 33 of the Prospectus before you decide to invest in our common stock.

UPDATE TO SHARE REPURCHASE PROGRAM

The section entitled “PROSPECTUS SUMMARY – Share Repurchase Program” in the Prospectus is modified by adding the following paragraphs after the first paragraph thereof:

If during any consecutive four-quarter period, we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer (the “Four Quarter Period”), the Adviser intends to recommend that our Board approve a plan pursuant to which we will not make any new investments (excluding investment in any transactions for which there are binding written agreements (including investments funded in phases), follow-on investments made in existing portfolio companies and obligations under any existing Company guarantee and except as necessary for the Company to preserve its status as a RIC under the Code and as a BDC) and will use all capital available for investing to accept properly submitted tenders until such time that all properly submitted tenders in a repurchase offer have been fully accepted.

The section entitled “SHARE REPURCHASE PROGRAM” in the Prospectus is modified by adding the following paragraphs after the third paragraph thereof:

If during any consecutive Four-Quarter Period, we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the Adviser intends to recommend that our Board approve a plan pursuant to which we will not make any new investments (excluding investment in any transactions for which there are binding written agreements (including investments funded in phases), follow-on investments made in existing portfolio companies and obligations under any existing Company guarantee and except as necessary for the Company to preserve its status as a RIC under the Code and as a BDC) and will use all capital available for investing to accept properly submitted tenders until such time that all properly submitted tenders in a repurchase offer have been fully accepted.

For these purposes, capital available for investing will be determined based on the amount of cash on hand as well as Company expenses, including management fees, amounts that may become due under any borrowing or other financings or similar obligations, amounts needed to meet current or anticipated debt covenants, obligations imposed by law, including the requirement under the NASAA Omnibus Guidelines that we not impair our capital or operations, courts, or arbitration or indemnity obligations. The purpose of this recommendation would be to allow the Company to satisfy as many properly submitted tender requests as possible and we expect that during this time, we and our Board would also consider additional ways to improve shareholder liquidity.

Following any Four Quarter-Period, the Adviser will defer its incentive fee until all properly submitted tenders in a repurchase offer have been accepted.